Issued by: BHP Billiton Plc

To: Company Announcements Office

The London Stock Exchange

Old Broad Street

London EC2N 1HP

United Kingdom

Company Announcements Office

The Australian Stock Exchange

4th Floor, 20 Bridge Street

Sydney NSW 2000

Australia

cc: New York Stock Exchange Swiss Stock Exchange New Zealand Stock Exchange Johannesburg Stock Exchange Paris Bourse (Euronext) Deutsche Bank

Date: 7 November 2002

For Release: 7.00 a.m., 8 November 2002

Contact: Ines Watson 020 7747 3976

Notification of Major Interests in Shares

The following notification was received today by BHP Billiton Plc in a letter from Old Mutual plc dated 6 November 2002 relating to major interests in shares of BHP Billiton Plc as at 1 November 2002:

"Notification of interests under Sections 198 - 212 Companies Act 1985

I enclose for your information an updated list of Old Mutual material interests in the share capital of BHP Billiton plc. This follows an aggregate reduction in holdings which are now less than 4% in total.
Number of Shares	Company	Registered Holder	%

35,255,420	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	1.43%
1,622,745	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (SA)	0.07%
11,526	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia)	0.00%
24,431,896	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) Ltd (Managed fund client assets)	0.99%
262,435	Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	0.01%
232,849	Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	0.01%
63,692	Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) Ltd (Managed fund client assets)	0.00%
3,705,874	Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Fund	0.15%
10,409,248	Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	0.42%
871,407	Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	0.04%
272,043	Prudential Portolio Managers S.A. (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	0.01%
290,628	Coronation Fund Managers (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	0.01%
465,385	Liberty Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	0.02%
269,776	PeregrineQuant (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	0.01%
5,268,312	Quantative Asset Management	Nominee accounts	0.21%
5,101	NIB Securities	Nominee accounts	0.00%
6,374,148	Franklin Templeton/NIB Investments	Nominee accounts	0.26%
658,444	Nedcor Investment Bank Ltd	Nominee accounts	0.03%
1,091,288	Mutual & Federal Limited	Mutual & Federal Limited	0.04%
114,634	Mutual & Federal Namibia Limited	Mutual & Federal Namibia Limited	0.00%
411,651	Phoenix Assurance Limited	Phoenix Assurance Limited	0.02%
212,850	CGU Insurance Limited	CGU Insurance Limited	0.01%
106,425	Sentrasure	Sentrasure	0.00%
383,124	BoE Asset Managers Limited	ABSA Nominees	0.02%
556,700	BoE Asset Managers Limited	Nedcor Bank Nominees	0.02%
1,427,443	BoE Asset Managers Limited	Standard Bank Nominees	0.06%
53,000	Acadian Asset Management	Clients of Acadian Asset Management	0.00%

94,828,044			3.84%

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia